Oragenics, Inc.

1990 Main Street, Suite 750

Sarasota, Florida 34236

September 3, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Jimmy McNamara

Re:	Oragenics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-281618
Request for Acceleration

Dear Mr. McNamara:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on September 3, 2024, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Mark Catchur, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2264.

Very truly yours,

By:	/s/ Janet Huffman
Name:	Janet Huffman
Title:	Chief Financial Officer

cc: Mark A. Catchur, Shumaker, Loop & Kendrick, LLP